In Washington, D.C.:

Michael Kurdyla, IFC

Phone: +1 202 458 0033

E-mail: mkurdyla@ifc.org

In Panama City:

Christopher Schech, CFO, Bladex

Phone: (507) 210-8500

E-mail: cschech@bladex.com

IFC, Bladex Expand Commodity Finance to Support
Agribusinesses in Latin America

Panama City, Republic of Panama, July 21, 2014— IFC, a member of the World Bank Group, and Banco Latinoamericano de Comercio Exterior, S.A., or Bladex, signed a risk-sharing facility of up to $350 million to expand access to trade finance for agribusinesses in Latin America and contribute to regional food security.

IFC and Bladex will each contribute up to $175 million to the funded risk-sharing facility under the IFC Critical Commodities Finance Program. The facility portfolio will consist of trade and commodity-related transactions, including short-term, pre-export and post-import financings, originated by Bladex through its network of corporate clients.

The facility will provide financing over three years for the production, processing, and trade of commodities in nine countries across Latin America.

By ensuring the availability of commodity finance, IFC and Bladex will promote household food security by reducing the risk of shortages and maintaining stable prices for buyers. The financing will similarly assist firms in the agricultural supply chain in taking advantage of new opportunities and expanding their market footprint, creating jobs and driving economic growth.

“We are very pleased to have entered into this partnership agreement with the IFC to continue to service better our corporate clients. This agreement reinforces Bladex’s leading role in the corporate financing area in Latin America, as the Bank continues to identify and offer new funding options to our corporate clients,” said Ulysses Marciano Jr., Chief Commercial Officer of Bladex. “Working with real sector clients along the trade value chain gives us a sustainable competitive advantage in developing new products tailored to local financing needs.”

Georgina Baker, IFC Global Head of Trade and Supply Chain Solutions, said, “IFC’s risk participation will provide liquidity for Bladex to scale up its commodity trade finance operations and fill a critical gap in Latin America’s agricultural sector. Moreover, the improved availability of credit will help increase intraregional trade, which creates an avenue for much-needed export-led growth in the region.”

The IFC Critical Commodities Finance Program works through financial institutions to help reduce the risk of food and energy shortages in emerging markets, improving food security for the world’s poorest—who tend to be hit hardest by rising food and energy prices. Since 2012, the program has supported more than $12 billion in emerging market trade.

About Bladex

Bladex is a supranational bank established by the central banks of Latin American and Caribbean countries to promote foreign trade finance and economic integration in the region. Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin American countries, as well as international banks and institutional and retail investors through its public listing. The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. For more information, visit www.bladex.com.

About IFC

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector. Working with private enterprises in more than 100 countries, we use our capital, expertise, and influence to help eliminate extreme poverty and promote shared prosperity. In FY13, our investments climbed to an all-time high of nearly $25 billion, leveraging the power of the private sector to create jobs and tackle the world’s most pressing development challenges. For more information, visit www.ifc.org.